Deutsche Bank Securities Inc.

60 Wall Street, New York, NY 10005

J.P. Morgan Securities LLC

383 Madison Avenue, New York, NY 10179

January 27, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rahul K. Patel, Staff Attorney

Re:	Invitation Homes Inc.
Registration Statement on Form S-11 (File No. 333-215452)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Invitation Homes Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., Washington, D.C. time, on January 31, 2017 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: January 23, 2017 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 5,500 copies of the prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

J.P. MORGAN SECURITIES LLC

As Representatives of the Underwriters

BY:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Name: Francis Windels Title: Managing Director

By:	/s/ Jeremy Fox
Name: Jeremy Fox Title: Managing Director

BY:	J.P. MORGAN SECURITIES LLC

By:	/s/ Karin Fronczke
Name: Karin Fronczke Title: Executive Director ECM

[Signature Page to Acceleration Request Letter]